Exhibit 99.2
HIGHLIGHTS
Total customers increased by 13.1% to 35.7 million
Customers increased by 8.4% to 25.2 million in South Africa
Customers increased by 34.1% to 4.9 million in Tanzania
Customers increased by 18.8% to 3.8 million in the Democratic Republic of Congo
Customers increased by 35.5% to 450 thousand in Lesotho
Customers increased by 19.3% to 1.3 million in Mozambique
Revenue increased by 14.0% to R26.0 billion Profit from operations increased by 12.5% to R6.4 billion EBITDA increased by 13.9% to R8.7 billion Net profit after taxation increased by 3.2% to R3.8 billion Cash generated from operations increased by 15.6% to R8.0 billion Interim dividend declared to Group shareholders increased by 9.1% to R3.0 billion
Vodacom Group (Proprietary) Limited announces its results for the six months ended September 30, 2008.
South Africa
Customers
The total number of customers increased by 8.4% to 25.2 million (September 30, 2007: 23.3 million). The number of prepaid customers has increased by 8.1% to 21.4 million, while the number of contract customers has increased by 9.6% to 3.7 million.
The growth in customers was a direct result of the increase in net connections, with continued levels of handset support to service providers in respect of the contract base.
Loyalty and retention programmes continue to play an integral role in achieving the strategy of attracting new customers.
ARPU
During the period under review, total ARPU increased by 8.2% to R132 (September 30, 2007: R122) per month. This significant increase was mainly due to strong growth in data revenue as a result of higher penetration levels and the implementation of the supplementary disconnection rule during September 2007.
Contract customer ARPU decreased by 1.2% to R481 (September 30, 2007: R487) per month. The main contributing factor to this decrease was the rapid growth in low end bundle data customers as well as a decrease in the incoming ARPU.
The developing market through the prepaid service continued to drive market penetration and made up 93.6% (September 30, 2007: 92.7%) of all gross connections. The prepaid customer ARPU increased by 11.9% to R66 (September 30, 2007: R59)
per month.

Community services ARPU decreased by 17.9% to R584 (September 30, 2007: R711) per month due to increased competition. Community services revenue however only decreased by 6.4%.
Churn
The cost of acquiring contract customers in a highly developed market is considerable. Vodacom implemented upgrade and retention policies over the last few years to retain its customers. Through the continued high level of handset support to service providers and an improvement in service to customers, Vodacom maintained a low contract churn rate of 9.7% (September 30, 2007: 8.3%).
During the period under review, prepaid churn decreased to 48.1% (September 30, 2007: 51.9%). The prepaid market is characterised by low acquisition costs.
Traffic and minutes of use
Total traffic increased by 7.0% to 11.8 billion (September 30, 2007: 11.0 billion) minutes. This growth was mainly due to the 8.4% growth in the total customer base from 23.3 million to 25.2 million at the end of September 30, 2008. Customer calling patterns continued the trend of the last few years where total mobile-to-mobile traffic increased by 7.9% while total mobile-to-fixed and fixed-to-mobile traffic only increased by 2.3%.
Contract minutes showed an 8.0% decrease to 161 (September 30, 2007: 175) minutes per customer per month, as a result of high sales in hybrid products at the low end of the market; prepaid minutes showed a 9.3% increase to 47 (September 30, 2007: 43) minutes per customer per month.
Estimated market share
Vodacom remained the leader in the South African market with an estimated 53% (September 30, 2007: 56%) market share as at September 30, 2008. The decline in market share was a result of a more aggressive prepaid deletion rule implemented during the previous year. The cellular industry in South Africa, based on reported numbers, grew by an estimated 15.1% since September 2007. The SIM card market penetration of the cellular industry is now an estimated 100% (September 30, 2007: 87%) of the population with a total cellular market of approximately 48 million (September 30, 2007: 42 million) mobile SIM cards. Prepaid customers continue to dominate the market and comprise an estimated 85% of the customer base.
Non-South African operations
Vodacom’s non-South African operations provide communication services to 10.4 million customers (September 30, 2007: 8.3 million). Profit from these operations increased by 6.5% to R375 million.

Vodacom Tanzania’s customer base increased by 34.1% to 4.9 million (September 30, 2007: 3.7 million) at September 30, 2008. The Tanzanian market remains highly competitive, but low mobile SIM card penetration, estimated at 27% of the population combined with current economic growth signals further potential. Vodacom Tanzania’s estimated market share decreased to 46% (September 30, 2007: 54%) at September 30, 2008.
Vodacom Congo increased its customer base by 18.8% to 3.8 million (September 30, 2007: 3.2 million) at September 30, 2008. Vodacom Congo retained its market lead with an estimated market share of 39% (September 30, 2007: 44%) at September 30, 2008. The lower market share is the result of competitors cutting retail prices and offering various packages to attract new connections. The DRC had an estimated mobile SIM card penetration of 15% (September 30, 2007: 11%).
Vodacom Lesotho is a small operation, but its estimated 80% market share at September 30, 2008 enables it to achieve high levels of profitability. Vodacom Lesotho increased its customer base by 35.5% to 450 thousand (September 30, 2007: 332 thousand). Mobile SIM card penetration in Lesotho is now estimated at 30% (September 30, 2007: 22%).
Vodacom Mozambique increased its customer base by 19.3% to 1.3 million (September 30, 2007: 1.1 million) at September 30, 2008. Vodacom Mozambique increased its estimated market share to 42% (September 30, 2007: 38%) despite tough economic conditions, by being the value leader in the market. Mobile SIM card penetration is estimated at 15% (September 30, 2007: 14%).
FINANCIAL REVIEW
REVENUE
Segmental split

	Rand millions			% change
Six months ended September 30,	2006	2007	2008	06/07	07/08

South Africa, including holding companies	17,580	20,299	22,716	15.5	11.9
Tanzania	775	1,086	1,464	40.1	34.8
DRC	898	1,108	1,360	23.4	22.7
Lesotho	105	139	180	32.4	29.5
Mozambique	108	183	296	69.4	61.7
Revenue	19,466	22,815	26,016	17.2	14.0

Revenue composition

	Rand millions
Six months ended September 30,	2006	2007	2008

Airtime and access	11,313	12,947	14,608
Data revenue	1,443	2,096	3,004
Interconnect revenue	3,723	4,304	4,744
Equipment sales	2,312	2,393	2,490
International airtime	555	952	974
Other	120	123	196
Revenue	19,466	22,815	26,016
Revenue composition

	% of total			% of change
Six months ended September 30,	2006	2007	2008	06/07	07/08

Airtime and access	58.1	56.7	56.2	14.4	12.8
Data revenue	7.4	9.2	11.5	45.3	43.3
Interconnect revenue	19.1	18.9	18.2	15.6	10.2
Equipment sales	11.9	10.5	9.6	3.5	4.1
International airtime	2.9	4.2	3.7	71.5	2.3
Other	0.6	0.5	0.8	2.5	59.3
Revenue	100.0	100.0	100.0	17.2	14.0
Airtime and access
Vodacom’s airtime and access revenue increased primarily due to the number of customers increasing by 13.1% to 35.7 million.
Data revenue
Segmental split

	Rand millions
Six months ended September 30,	2006	2007	2008

South Africa	1,347	1,947	2,790
Tanzania		65	92127
DRC	19	37	52
Lesotho	10	14	21
Mozambique	2	6	14
Data revenue	1,443	2,096	3,004

Data revenue as a % of service revenue(%)	8.6	10.5	13.1

Data revenue
Segmental split

	% of total			% change
Six months ended September 30,	2006	2007	2008	06/07		07/08

South Africa	93.4	92.9	92.9	44.5		43.3
Tanzania	4.5	4.4	4.2	41.5		38.0
DRC	1.3	1.7	1.7	94.7		40.5
Lesotho	0.7	0.7	0.7	40.0		50.0
Mozambique	0.1	0.3	0.5	200.0		133.3
Data revenue	100.0	100.0	100.0	45.3		43.3

Data revenue as a % of service revenue(%)	—	—	—	1.9	pts	2.6	pts
Data
Vodacom’s data revenue increased mainly due to higher penetration levels and more affordable product offerings.
Vodacom South Africa transmitted 2.4 billion (September 30, 2007: 2.2 billion) SMSs over its network during the period ended September 30, 2008. As at September 30, 2008 the number of unique packet switched data users on Vodacom South Africa’s network was 4.3 million (September 30, 2007: 3.5 million), whilst the number of unique SMS users was 9.6 million (September 30, 2007: 8.8 million) and the number of unique MMS users was 1.5 million (September 30, 2007: 1.3 million). The number of unique users accessing our Vodafone Live! portal during September 2008 was 1.9 million (September 30, 2007: 1.2 million).
Data revenue now constitutes 13.1% (September 30, 2007: 10.5%) of service revenue (service revenue excludes equipment sales, starter pack sales and non-recurring revenue). Data revenue in all countries increased substantially, reaffirming consumer demand for connectivity.
Interconnect revenue
Vodacom’s interconnect revenue increased by 10.2%, predominantly due to the growth in the customer base and the related increase in incoming traffic.
Equipment sales
In South Africa, handset sale volumes increased by 2.0% to 2.4 million (September 30, 2007: 2.3 million) units. The growth in equipment unit sales was mainly driven by growth in customer bases and phone upgrades by customers. The average price per handset sold was R1,099 compared to R1,114 in the previous period.
International airtime
International airtime revenue of R974 million, which increased by 2.3% year on year, comprised international calls by Vodacom customers, roaming revenue from Vodacom’s customers making and receiving calls while abroad and revenue from international visitors roaming on Vodacom’s networks.

Other
Other includes sales and services not part of Vodacom’s core operations.
PROFIT FROM OPERATIONS
Segmental split

	Rand millions			% change
Six months ended September 30,	2006	2007	2008	06/07		07/08

South Africa	4,745	5,389	6,048	13.6		12.2
Tanzania	134	180	294	34.3		63.3
DRC	133	172	101	29.3		(41.3)
Lesotho	34	56	79	64.7		41.1
Mozambique	(138)	(56)	(99)	59.4		(76.8)
Holding companies	57	(27)	7	(147.4)		125.9
Profit from operations	4,965	5,714	6,430	15.1		12.5

Profit from operations margin(%)	25.5	25.0	24.7	(0.5	pts)	(0.3	pts)
Profit from operations for the Group increased by 12.5% to R6.4 billion, based on revenue growth of 14.0% which was offset by cost increases in all operations in a rising inflationary environment and the start up costs of Vodacom Business. Operating expenses increased by 14.5% compared to revenue growth of 14.0%, resulting in Vodacom’s profit from operations margin decreasing slightly to 24.7% (September 30, 2007: 25.0%).
The decrease in the DRC profit from operations includes increases in various indirect taxes levied by government, changes in interconnect rates and traffic patterns, high fuel prices, high inflation rates and competition in the market.
The Mozambique loss from operations includes an impairment of assets of R21.1 million (September 30, 2007: reversal of R18.4 million).
EBITDA
Segmental split

	Rand millions			% change
Six months ended September 30,	2006	2007	2008	06/07		07/08

South Africa	6,009	6,904	7,749	14.9		12.2
Tanzania	244	330	485	35.2		47.0
DRC	276	357	338	29.3		(5.3)
Lesotho	47	64	89	36.2		39.1
Mozambique	(56)	(32)	(22)	42.9		31.3
Holding companies	58	(23)	15	(139.7)		165.2
EBITDA	6,578	7,600	8,654	15.5		13.9
EBITDA margin(%)	33.8	33.3	33.3	(0.5	pts)	—

EBITDA margin excluding equipment sales(%)	39.2	38.3	38.1	(0.9	pts)	(0.2	pts)

Operating expenses

	Rand millions			% change
Six months ended September 30,	2006	2007	2008	06/07		07/08

Depreciation, amortisation and impairment	1,613	1,886	2,217	16.9		17.6
Payments to other network operators	2,675	3,154	3,678	17.9		16.6
Other direct network operating costs	8,051	9,327	10,489	15.8		12.5
Staff expenses	1,078	1,464	1,707	35.8		16.6
Marketing and advertising	578	667	771	15.4		15.6
Other operating expenditure	555	679	798	22.3		17.5
Other operating income	(50)	(76)	(74)	52.0		(2.6)
Operating expenses	14,500	17,101	19,586	17.9		14.5

Operating expenses as a % of revenue(%)	74.5	75.0	75.3	0.5	pts	0.3	pts
Depreciation, amortisation and impairment
The depreciation expense was largely driven by capital expenditure on upgrading and expanding the Group’s networks. Capital expenditure on network equipment has increased in recent years with the implementation and expansion of 3G/HSxPA networks, but also through coverage strategies followed in the international operations.
Payments to other network operators
Payments to other network operators increased as a result of an increased amount of outgoing traffic terminating on other cellular networks, rather than on fixed-line networks. As the cost of terminating calls on cellular networks is materially higher than calls terminating on fixed-line networks and as mobile substitution increases with the growing number of total mobile users in South Africa, interconnection charges are likely to continue to increase.
Other direct network operating costs
Other direct network operating costs include the cost to connect customers onto the network as well as expenses such as cost of equipment and accessories sold, commissions paid to the distribution channels, customer retention expenses, regulatory and license fees, distribution expenses, transmission rental costs as well as site and maintenance costs.

Staff expenses
Staff expenses increased primarily as a result of an increase in permanent headcount of 5.6% to 6,588 (September 30, 2007: 6,240) employees. The headcount increase was mainly the result of the expansion of customer care operations and the strengthening of management structures to support the growth in ongoing operations. Annual salary increases and increased provisions for long-term incentive schemes also contributed to the increase in staff expenses.
Employee productivity has improved in all of Vodacom’s operations, as measured by customers per employee, improving by 7.1% to 5,417 (September 30, 2007: 5,058) customers per employee.
Marketing and advertising
Marketing and advertising expenses were mainly driven by advertising related to new technology products and enhancing brand presence in all operations.
Other operating expenditure
The increase in other operating expenditure was primarily due to inflationary factors and the growth in the business. Other operating expenditure comprise of expenses such as accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.
Other operating income
Other operating income comprises income that Vodacom does not consider as part of its core activities such as cost recoveries for risk management and consultancy services, franchise fees and rent received.
FINANCIAL INCOME, COSTS AND RELATED GAINS AND LOSSES

	Rand millions			% change
Six months ended September 30,	2006	2007	2008	06/07	07/08

Finance income	35	47	34	34.3	(27.7)
Finance expenses	(153)	(289)	(734)	(88.9)	(154.0)
(Loss)/gain on foreign exchange forward contract revaluation	446	(63)	(182)	(114.1)	(188.9)
Gain/(loss) on revaluation of foreign denominated liabilities	(317)	(133)	226	58.0	>200.0
(Loss)/gain on revaluation of foreign denominated assets	—	(12)	(6)	—	50.0
Loss on interest rate swap revaluation	(7)	(5)	(3)	28.6	40.0
Gain on sale of investments	—	2	—	—	(100.0)
Gain on revaluation of foreign denominated cash and cash equivalents	—	8	6	—	(25.0)
Financial income, costs and related gains and losses	4	(445)	(659)	(>200.0)	(48.1)

Remeasurement of foreign exchange contracts (“FECs”), asset and liability revaluations, interest rate swaps, cash and cash equivalents, and the gain on sale of investments resulted in a net loss of R41 million (September 30, 2007: loss of R203 million).
In terms of the shareholders agreement, the minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. (“CWN”) has a put option which comes into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. In terms of the option, CWN shall be entitled to put to Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l.. The option price will be the fair market value of the related shares at the date the put option is exercised. The put option had a nil value as at September 30, 2008, 2007 and 2006. The obligation to settle the put option in cash gives rise to an obligation which represents a financial liability. The option liability had a value of R328 million (September 30, 2007: R337 million) as at September 30, 2008.
Increased borrowings coupled with higher interest rates contributed to an increase in finance expenses of 154.0% to R734 million.
Taxation
The taxation expense increased by 23.8% to R1,995 million (September 30, 2007: R1,612 million) for the six months ended September 30, 2008, mainly due to STC charge of R300 million. For the six months ended September 30, 2007, no STC was recognised as the Group interim dividend was declared in October 2007. Vodacom’s effective tax rate increased by 4.0 percentage points to 34.6% (September 30, 2007: 30.6%) primarily due to the STC charge as set out above.
Group shareholder distributions
Interim dividends declared amounted to R3.0 billion (October 1, 2007: R2.75 billion), an increase of 9.1%.

Capital expenditure
Capital expenditure additions
Segmental split

	Rand millions
Six months ended September 30,	2006	2007	2008

South Africa	2,487	1,613	2,014
Tanzania	288	253	609
DRC	269	259	251
Lesotho	11	19	45
Mozambique	49	20	55
Holding companies	38	125	2
Capital expenditure for the period	3,142	2,289	2,976

Capital expenditure additions (including software) as a % of revenue(%)	16.1	10.0	11.4
Capital expenditure
Capital expenditure additions
Segmental split

	% of total			% change
Six months ended September 30,	2006	2007	2008	06/07		07/08

South Africa	79.1	70.5	67.8	(35.1)		24.9
Tanzania	9.1	11.1	20.5	(12.2)		140.7
DRC	8.6	11.3	8.4	(3.7)		(3.1)
Lesotho	0.4	0.8	1.5	72.7		136.8
Mozambique	1.6	0.9	1.8	(59.2)		175.0
Holding Companies	1.2	5.4	—	>200.0		(98.4)
Capital Expenditure for the period	100.0	100.0	100.0	(27.1)		30.0

Capital expenditure additions (including software) as a % of revenue(%)	—	—	—	(6.1	pts)	1.4	pts
The Group’s investment for the six months ended September 30, 2008 amounted to R2,976 million (September 30, 2007: R2,289 million) of which R2,506 million (September 30, 2007: R1,955 million) relates to property, plant and equipment and R470 million (September 30, 2007: R334 million) to computer software.
Cumulative capital expenditure
Segmental split

	2007		2008
At September 30,	R billions	Foreign	R billions	Foreign

South Africa (R billions)	28.3	—	32.8	—
Tanzania (TSH billions)	2.8	501.9	4.8	672.1
DRC (US$ millions)	2.9	427.8	4.3	511.8
Lesotho (Maloti millions)	0.2	203.0	0.3	264.0
Mozambique (MT millions)	0.8	3.0	1.2	3.5
Holding companies (R billions)	0.5	—	0.3	—
Cumulative capital expenditure (R billions)	35.5		43.7

Property, plant and equipment (including software) sold and scrapped, amounted to R79 million (September 30, 2007: R535 million).
Foreign currency translation differences increased cumulative capital expenditure by R531 million (September 30, 2007: decreased by R321 million).
It is Vodacom’s policy to hedge foreign denominated commitments of South African operations above a certain minimum level. However, Vodacom does not qualify for hedge accounting in terms of IAS 39 and therefore, all capital expenditure in South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of Vodacom’s non-South African operations is translated at the average exchange rate of the Rand against the operation’s reporting currency for the period, while closing capital expenditure is translated at the closing exchange rate of the Rand against the reporting currency. For this reason, Vodacom’s capital expenditure in any given year cannot be properly evaluated without taking the exchange rate movements against the Rand into account.
Financial structure and funding
Vodacom’s net debt position decreased to R6.0 billion (September 30, 2007: R6.2 billion) as at September 30, 2008.
The Group’s net debt to EBITDA ratio was 54.1% (September 30, 2007: 40.5%) while Vodacom’s net debt to equity ratio increased to 93.2% (September 30, 2007: 56.6%). Debt (when calculating net debt to EBITDA and net debt to equity) includes the current period interim dividend of R3.0 billion payable to the Group’s shareholders as well as the STC thereon, due to the dividend being paid very soon after half-year-end and the materiality thereof. In addition, in terms of covenant calculations, certain intangible assets as well as minority interest are excluded from equity.
Funding sources
Vodacom’s ongoing objective is to fund all its non-South African operations by means of project finance, structured such that there is no recourse to our South African operations. The Group utilises its own funds and supported funding structures, subject to South African Reserve Bank approval, to fund offshore investments in the initial stages of the investment, until the project is able to support project funding. Non-recourse funding for non-South African operations is not always suitable to a high customer growth environment due to the capital expenditure requirements thereof.

Vodacom Congo and Vodacom Mozambique are still substantially dependent on funding and guarantees from South Africa. These operations are funded by a mix of market priced direct loans as well as security to facilitate their own credit lines.
In South Africa, debt consists primarily of finance lease liabilities, medium and long-term facilities and short-term money market borrowings at variable interest rates.
Subsequent to September 30, 2008, the Group obtained funding from a consortium of lenders to the amount of R6.5 billion. The funding will be utilised to refinance existing short-term debt as well as for capital expenditure and working capital requirements. The facility is linked to JIBAR and is repayable between 3 and 7 years.
Financial instruments and risk management
Subject to central bank regulations in the various countries as well as local market condition restrictions, Vodacom manages foreign currency risk, interest rate risk, credit risk and liquidity risk on an ongoing basis. The Group’s risk management procedures are described fully in the Group’s Annual Financial Statements.
Foreign exchange rates

	Rand exchange rate			% change
Six months ended September 30,	2006	2007	2008	06/07	07/08

US Dollar
Average	6.82	7.10	7.78	4.1	9.6
Closing	7.68	6.88	8.34	(10.4)	21.2
Tanzanian Shilling
Average	186.99	179.02	152.79	(4.3)	(14.7)
Closing	168.73	179.41	140.37	6.3	(21.8)
Mozambican Metical
Average	3.87	3.66	3.09	(5.4)	(15.6)
Closing	3.39	3.75	2.89	10.6	(22.9)
Cash flow
Vodacom had a positive free cash flow before shareholder distributions and financing activities of R1.4 billion (September 30, 2007: negative R582 million). The prior year figure was impacted as a result of the investment in the Smart companies of R937.3 million. Cash generated from operations increased by 15.6% to R8.0 billion (September 30, 2007: R6.9 billion).
Events subsequent to period end
Vodafone is acquiring a larger stake in Vodacom by buying an additional 15% from Telkom and therefore will become Vodacom’s major shareholder with a shareholding of 65%. Telkom will be unbundling their remaining 35% stake to its shareholders and Vodacom expects to list on the JSE in 2009. The transaction still requires the approval of Telkom’s shareholders and is subject to the necessary regulatory approvals.

Business combinations initiated after the balance sheet date
Gateway Telecommunications SA (Proprietary) Limited (“Gateway”)
The Group has agreed to acquire the carrier services and business network solutions business of Gateway for approximately US$675 million, adjustable based on certain factors as stipulated in the share purchase agreement. The purchase agreement is subject to certain conditions precedent including approval from the relevant competition authorities. Once these conditions are met the transaction will be effective.
Storage Technology Services (Proprietary) Limited (“StorTech”)
The Group has agreed to acquire a controlling interest of 51% in StorTech, a managed services company for approximately R140.3 million, which could be reduced should certain targets not be met. StorTech’s portfolio complements the Group’s enterprise solutions-focused division and expands upon the Group’s data centre services capabilities. The transaction remains subject to certain conditions precedent, including approval from the relevant competition authorities in South Africa. Once these conditions are met the transaction will be effective.
Other transactions effected after the balance sheet date
WBS Holdings (Proprietary) Limited (“WBS”)
On October 1, 2008 the Group exercised its call option to acquire an additional 14.9% of WBS for R119.2 million.
Broad Based Black Economic Empowerment (“BBBEE”)
Subsequent to the reporting date, the Group finalised a R7.5 billion BBBEE equity deal whereby strategic business partners, the black public, business partners and employees will have the opportunity to participate in the ownership of Vodacom (Proprietary) Limited (“Vodacom SA”) going forward. The black public and business partners obtained ownership in Vodacom SA via a public offer. The prospectus relating to the public offer was issued on July 30, 2008 and applications for shares closed on September 11, 2008. The public offer was approximately three times oversubscribed and the share allotment was therefore pro-rated according to the rules stated in the prospectus. The final share issue took place on October 8, 2008. Proceeds from the public offer are included under financing activities in the cash flow statement. R607.0 million of this amount relates to the oversubscription and will be repaid to the subscribers with interest, calculated from the closing date until the date of the refund, in terms of the rules of the prospectus.

VM, S.A.R.L.
On May 12, 2008 the Group entered into an agreement to sell 5% of its 90% holding in VM, S.A.R.L., leaving the Group with an 85% equity investment in VM, S.A.R.L.. The transaction was effective on October 2, 2008 since all suspensive conditions were met on this date.
Indebtedness incurred subsequent to period end
Subsequent to September 30, 2008, the Group obtained funding loans from a consortium of lenders in the amount of R6.5 billion. The funding will be utilised to refinance existing short-term debt as well as for capital expenditure and working capital requirements. The facility is linked to JIBAR and is repayable between 3 and 7 years.
Conclusion
The Vodacom Group has started the journey of true convergence of technology that will add more value to people’s lives. This journey will take Vodacom far beyond being a mobile centric company and into the much bigger playing field of total communications. Despite current economic uncertainty, Vodacom will continue investing for the future and aim to maintain strong growth on the back of a healthy balance sheet.

Oyama Mabandla	Pieter Uys
Non-executive	Chairman Chief Executive Officer
KEY OPERATIONAL INDICATORS
VODACOM SOUTH AFRICA

	Six months ended September 30,			% change
KEY INDICATORS	2006	2007	2008	06/07		07/08

Customers (thousands)1	20,201	23,297	25,245	15.3		8.4
Contract	2,675	3,409	3,735	27.4		9.6
Prepaid	17,440	19,790	21,391	13.5		8.1
Community services	86	98	119	14.0		21.4
Gross connections (thousands)	5,308	5,845	5,693	10.1		(2.6)
Contract	320	425	349	32.8		(17.9)
Prepaid	4,929	5,416	5,328	9.9		(1.6)
Community services	59	4	16	(93.2)		> 200.0
Inactives (3 months — %)	n/a	10.9	9.3	n/a		(1.6	pts)
Contract	n/a	3.4	3.3	n/a		(0.1	pts)
Prepaid	n/a	12.3	10.4	n/a		(1.9	pts)
Churn (%)2	43.0	45.9	42.3	2.9	pts	(3.6	pts)
Contract	11.0	8.3	9.7	(2.7	pts)	1.4	pts
Prepaid	47.7	51.9	48.1	4.2	pts	(3.8	pts)
Traffic (millions of minutes)3	9,669	11,024	11,793	14.0		7.0
Outgoing	6,485	7,407	7,976	14.2		7.7
Incoming	3,184	3,617	3,817	13.6		5.5
ARPU (Rand per month)4	126	122	132	(3.2)		8.2

Contract	528	487	481	(7.8)		(1.2)
Prepaid	61	59	66	(3.3)		11.9
Community services	1,017	711	584	(30.1)		(17.9)
Minutes of use per month5	68	64	66	(5.9)		3.1

Contract	192	175	161	(8.9)		(8.0)
Prepaid	46	43	47	(6.5)		9.3
Community services	1,283	908	741	(29.2)		(18.4)
Gross capex spend (Rand millions)6	2,487	1,613	2,014	(35.1)		24.9
Capex as a % of revenue(%)	14.2	8.0	8.9	(6.2	pts)	0.9	pts
Cumulative capex (Rand millions)6	25,835	28,260	32,696	9.4		15.7
Capex per customer (Rand)	1,279	1,213	1,299	(5.2)		7.1
Number of employees	4,137	4,509	4,740	9.0		5.1
Customers per employee	4,883	5,167	5,326	5.8		3.1
Estimated mobile
SIM card penetration (%)7	72	87	100	15	pts	13	pts
Estimated mobile market share (%)7	59	56	53	(3	pts)	(3	pts)

Notes

1.	Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as at the end of the period indicated.

2.	Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.

3.	Traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls.

4.	ARPU is calculated by dividing the average monthly revenue (recurring mobile) by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales and other sales and services. With effect from April 1, 2008, ARPU calculations include revenues from national roamers and international visitors roaming on Vodacom’s network. Historical ARPU numbers have been restated in line with this new methodology.

5.	Minutes of use per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use exclude calls to free services, bundled minutes and data minutes.

6.	Cumulative capital expenditure (“capex”) includes software.

7.	Estimated mobile penetration and market share is calculated based on Vodacom’s total reported customers and the estimated total reported customers of MTN and Cell C.

KEY OPERATIONAL INDICATORS
VODACOM TANZANIA

	Six months ended September 30,			% change
KEY INDICATORS	2006	2007	2008	06/07		07/08

Customers (thousands)1	2,593	3,678	4,931	41.8		34.1
Contract	12	13	18	8.3		38.5
Prepaid	2,573	3,654	4,905	42.0		34.2
Community services	8	11	8	37.5		(27.3)
Gross connections (thousands)	909	1,242	1,723	36.6		38.7
Churn (%)	35.2	46.8	44.2	11.6	pts	(2.6	pts)
ARPU (Rand)2	54	50	53	(7.4)		6.0
Gross capex spend (Rand millions)	288	253	609	(12.2)		140.7
Capex as a % of revenue (%)	37.3	23.3	41.4	(14.0	pts)	18.1	pts
Cumulative capex (Rand millions)	2,044	2,797	4,788	36.8		71.2
Number of employees3	482	569	663	18.0		16.5
Customers per employee	5,379	6,465	7,437	20.2		15.0
Estimated mobile SIM card penetration (%)4	13	17	27	4	pts	10	pts
Estimated mobile market share (%)4	55	54	46	(1	pts)	(8	pts)
VODACOM DRC

	Six months ended September 30,			% change
KEY INDICATORS	2006	2007	2008	06/07		07/08
Customers (thousands)1	2,027	3,178	3,776	56.8		18.8
Contract	16	20	24	25.0		20.0
Prepaid	1,988	3,102	3,647	56.0		17.6
Community services	23	56	105	143.5		87.5
Gross connections (thousands)	724	1,182	1,425	63.3		20.6
Churn(%)	30.0	43.3	53.9	13.3	pts	10.6	pts
ARPU (Rand)2	79	61	65	(22.8)		6.6
Gross capex spend (Rand millions)	269	259	251	(3.7)		(3.1)
Capex as a % of revenue(%)	29.9	23.4	17.9	(6.5	pts)	(5.5	pts)
Cumulative capex (Rand millions)	2,780	2,945	4,266	5.9		44.9
Number of employees3	513	739	679	44.1		(8.1)
Customers per employee	3,951	4,301	5,561	8.9		29.3
Estimated mobile SIM card penetration(%)4	7	11	15	4	pts	4	pts
Estimated mobile market share(%)4	49	44	39	(5	pts)	(5	pts)

Notes

1.	Customer totals are based on the total number of customers registered on Vodacom’s network which have not been disconnected, including inactive customers, as of end of the period indicated.

2.	ARPU is calculated by dividing the average monthly revenue (recurring mobile) by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales and other sales and services. With effect from April 1, 2008, ARPU calculations include revenues from national roamers and international visitors roaming on Vodacom’s network. Historical ARPU numbers have been restated in line with this new methodology.

3.	Headcount includes secondees.

4.	Estimated mobile penetration and market share is calculated based on Vodacom estimates.
VODACOM  LESOTHO

	Six months ended September 30,			% change
KEY INDICATORS	2006	2007	2008	06/07		07/08

Customers (thousands)1	238	332	450	39.5		35.5
Contract	3	4	5	33.3		25.0
Prepaid	231	323	435	39.8		34.7
Community services	4	5	10	25.0		100.0
Gross connections (thousands)	55	80	97	45.5		21.3
Churn (%)	20.5	17.9	20.0	(2.6	pts)	2.1	pts
ARPU (Rand)2	76	73	69	(3.9)		(5.5)
Gross capex spend (Rand millions)	11	19	45	72.7		136.8
Capex as a % of revenue (%)	10.4	13.6	24.5	3.2	pts	10.9	pts
Cumulative capex (Rand millions)	235.6	203.0	264.0	(13.8)		30.0
Number of employees3	63	63	79	—		25.4
Customers per employee	3,771	5,267	5,692	39.7		8.1
Estimated mobile SIM card penetration (%)4	15	22	30	7	pts	8	pts
Estimated mobile market share (%)4	80	80	80	—		—

VODACOM MOZAMBIQUE

	Six months ended September 30,			% change
KEY INDICATORS	2006	2007	2008	06/07		07/08

Customers (thousands)1	694	1,079	1,287	55.5		19.3
Contract	11	18	24	63.6		33.3
Prepaid	682	1,060	1,250	55.4		17.9
Community services	1	1	13	—		>200.0
Gross connections(thousands)	327	391	476	19.6		21.7
Churn (%)	41.8	57.3	72.7	15.5	pts	15.4	pts
ARPU (Rand)2	30	28	38	(6.7)		35.7
Gross capex spend (Rand millions)	49	20	55	(59.2)		175.0
Capex as a % of revenue (%)	45.4	10.6	17.6	(34.8	pts)	7.0	pts
Cumulative capex (Rand millions)	837	809	1,222	(3.3)		51.1
Number of employees3	126	153	188	21.4		22.9
Customers per employee	5,507	7,054	6,846	28.1		(2.9)
Estimated mobile SIM card penetration (%)4	11	14	15	3	pts	1	pts
Estimated mobile market share (%)4	33	38	42	5	pts	4	pts
Notes

1.	Customer totals are based on the total number of customers registered on Vodacom’s network which have not been disconnected, including inactive customers, as of end of the period indicated.

2.	ARPU is calculated by dividing the average monthly revenue (recurring mobile) by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales and other sales and services. With effect from April 1, 2008, ARPU calculations include revenues from national roamers and international visitors roaming on Vodacom’s network. Historical ARPU numbers have been restated in line with this new methodology.

3.	Headcount includes secondees.

4.	Estimated mobile penetration and market share is calculated based on Vodacom estimates.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the six months ended September 30, 2007 and 2008

	for the six months ended
	September 30,
	2007	2008
	Rm	Rm
	(reviewed)	(reviewed)

Revenue	22,814.9	26,016.2
Other operating income	76.4	73.8
Direct network operating cost	(12,481.3)	(14,167.5)
Depreciation	(1,639.9)	(1,879.4)
Staff expenses	(1,464.0)	(1,706.5)
Marketing and advertising expenses	(666.9)	(771.3)
Other operating expenses	(678.9)	(798.2)
Amortisation of intangible assets	(264.4)	(316.0)
Impairment of assets	18.4	(21.1)
Profit from operations	5,714.3	6,430.0
Finance income	46.6	33.5
Finance costs	(288.1)	(733.6)
Gains/(Losses) on remeasurement and disposal of financial instruments	(203.7)	41.3
Profit before taxation	5,269.1	5,771.2
Taxation	(1,611.6)	(1,994.8)
Net profit	3,657.5	3,776.4
Attributable to:
Equity shareholders	3,596.4	3,693.6
Minority interests	61.1	82.8

	for the six months ended
	September 30,
	2007	2008
	R	R
	(reviewed)	(reviewed)

Basic and diluted earnings per share	359,645	369,355
Dividend per share	—	300,000
CONDENSED CONSOLIDATED BALANCE SHEETS
as at March 31, 2008 and September 30, 2008

	as at March 31, as at September 30,
	2008		2008
	Rm		Rm
	(audited)		(reviewed)

ASSETS
Non-current assets	24,468.3		25,859.3

Property, plant and equipment	19,119.6		20,228.9
Intangible assets	4,224.1		4,328.0
Financial assets	244.2		262.2
Deferred taxation	455.1		550.1
Deferred cost	333.3		283.9
Lease assets	92.0		206.2

Current assets	9,706.9		10,359.9

Deferred cost	705.9		735.7
Short-term financial assets	444.9		172.6
Inventory	636.9		878.3
Trade and other receivables	6,801.1		7,423.8
Lease assets	140.5		143.9
Taxation receivable	—		183.2
Cash and cash equivalents	977.6		822.4

Total assets	34,175.2		36,219.2

EQUITY AND LIABILITIES
Ordinary share capital		*		*
Retained earnings	11,392.9		12,086.3
Non-distributable reserves	8.8		89.4

Equity attributable to equity holders of the parent	11,401.7		12,175.7
Minority interests	403.6		524.7

Total equity	11,805.3		12,700.4

Non-current liabilities	4,788.2		3,265.5

Interest bearing debt	3,025.8		1,528.7
Non-interest bearing debt	6.0		6.0
Deferred taxation	776.5		891.2
Deferred revenue	358.8		319.6
Provisions	373.7		364.7
Other non-current liabilities	247.4		155.3

Current liabilities	17,581.7		20,253.3

Trade and other payables	7,561.3		8,492.0
Deferred revenue	2,229.9		2,284.2
Taxation payable	580.5		522.5
Short-term interest bearing debt	502.9		1,984.8
Short-term provisions	909.5		567.7
Dividends payable	3,190.0		3,000.0
Derivative financial liabilities	10.8		38.1
Bank borrowings	2,596.8		3,364.0

Total equity and liabilities	34,175.2		36,219.2

*	Share capital R100

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended September 30, 2007 and 2008

	Attributable to equity shareholders
				Non-
	Share		Retained	distributable
	capital		earnings	reserves	Total
	Rm		Rm	Rm	Rm

Balance at March 31, 2007		*	9,523.2	(97.4)	9,425.8
Net profit for the period	—		3,596.4	—	3,596.4
Contingency reserve	—		(0.9)	0.9	—
Disposal of subsidiaries	—		—	—	—
Other acquisitions	—		—	—	—
Minority shares of VM, S.A.R.L.	—		—	—	—
Net gains and losses not recognised in the income statement
Foreign currency translation reserve	—		—	(66.1)	(66.1)
Capital contribution on remeasurement of shareholder loan to fair value	—		—	0.5	0.5

Balance at September 30, 2007
– Reviewed		*	13,118.7	(162.1)	12,956.6

Balance at March 31, 2008		*	11,392.9	8.8	11,401.7
Net profit for the period	—		3,693.6	—	3,693.6
Dividends declared	—		(3,000.0)	—	(3,000.0)
Contingency reserve	—		(0.2)	0.2	—
Net gains and losses not recognised in the income statement
Foreign currency translation reserve	—		—	81.4	81.4
Revaluation of available-for-sale investment	—		—	(1.0)	(1.0)

Balance at September 30, 2008
– Reviewed		*	12,086.3	89.4	12,175.7

*	Share capital R100

CONDENSED CONSOLIDATED BALANCE SHEETS
as at March 31, 2008 and September 30, 2008

	Minority	Total
	interests	equity
	Rm	Rm

Balance at March 31, 2007	221.2	9,647.0
Net profit for the period	61.1	3,657.5
Contingency reserve	—	—
Disposal of subsidiaries	(0.3)	(0.3)
Other acquisitions	(6.1)	(6.1)
Minority shares of VM, S.A.R.L.	0.8	0.8
Net gains and losses not recognised in the income statement
Foreign currency translation reserve	(11.1)	(77.2)
Capital contribution on remeasurement of shareholder loan to fair value	(0.5)	—

Balance at September 30, 2007
– Reviewed	265.1	13,221.7
Balance at March 31, 2008	403.6	11,805.3
Net profit for the period	82.8	3,776.4
Dividends declared	—	(3,000.0)
Contingency reserve	—	—
Net gains and losses not recognised in the income statement
Foreign currency translation reserve	38.3	119.7
Revaluation of available-for-sale investment	—	(1.0)

Balance at September 30, 2008
– Reviewed	524.7	12,700.4

*	Share capital R100

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
for the six months September 30, 2007 and 2008

	for the six months ended
	September 30,
	2007	2008
	Rm	Rm
	(reviewed)	(reviewed)

CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers	22,417.6	25,733.4
Cash paid to suppliers and employees	(15,538.2)	(17,781.5)

Cash generated from operations	6,879.4	7,951.9

Finance costs paid	(219.2)	(463.1)
Finance income received	0.3	27.4
Realised net losses on remeasurement and disposal of financial instruments	(95.2)	(21.1)
Taxation paid	(2,506.1)	(2,249.5)
Dividends paid – equity shareholders	(2,900.0)	(3,190.0)
Dividends paid – minority shareholders	(90.0)	—

Net cash flows from operating activities	1,069.2	2,055.6

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets	(3,678.1)	(3,883.2)
Proceeds on disposal of property, plant and equipment and intangible assets	4.1	34.8
Disposal of subsidiaries	15.7	—
Business combinations and other acquisitions	(953.0)	—

Other investing activities	(30.2)	(38.8)
Net cash flows utilised in investing activities	(4,641.5)	(3,887.2)
CASH FLOW FROM FINANCING ACTIVITIES
Interest bearing debt repaid	(49.4)	—
Finance lease capital repaid	(50.7)	(66.1)
Bank borrowings	4,551,0	698.5
Broad Based Black Empowerment public offer	—	964.2
Other financing activities	7.1	—
Net cash flows generated from financing activities	4,458.0	1,596.6

NET (DECREASE)/INCREASE
IN CASH AND CASH EQUIVALENTS	885.7	(235.0)
Cash and cash equivalents/ (Bank borrowings) at the beginning of the period	(107.9)	836.8
Effect of foreign exchange rate changes	(14.9)	11.2

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	762.9	613.0

DISCLAIMER
This document has been prepared and published by Vodacom Group (Pty) Ltd.
Many of the statements included in this document are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements.
The statements contain time sensitive information and the information contained herein is only accurate as of the date thereof.
The information is subject to change and may be updated, amended, supplemented or otherwise altered by subsequent presentations, reports and/or filings by Vodacom Group (Pty) Ltd.
The information contained in this document may be condensed.
Insofar as the shareholders of Vodacom Group (Pty) Ltd are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Pty) Ltd’s shareholders are cautioned not to place undue reliance on this document.